James M. Prince jprince@velaw.com
Tel +1.713.758.3710  Fax +1.713.615.5962

VIA EDGAR

March 11, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention:  H. Roger Schwall, Assistant Director, Office of Natural Resources

Re:	Clayton Williams Energy, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-10924

Dear Mr. Schwall:

On behalf of our client, Clayton Williams Energy, Inc. (“CWEI”), we previously acknowledged receipt of the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 15, 2015, relating to CWEI’s Form 10-K for the fiscal year ended December 31, 2014 (the “Comment Letter”) in a letter to the Staff on December 18, 2015.

On March 8, 2016, CWEI entered into new financing arrangements, including a new credit agreement providing for the issuance of second lien term loans in the principal amount of $350.0 million, a warrant and preferred stock purchase agreement and an amendment to their existing revolving credit agreement, all as described on Form 8-K filed by CWEI with the Commission on March 9, 2015. These new financing arrangements will significantly affect the disclosures that CWEI will make in its Form 10-K for the year ended December 31, 2015 and will impact the proposed responses to the Staff’s outstanding comments. CWEI has not finalized its Form 10-K due in large part to the attention devoted to finalizing the new financing arrangements, and expects that it likely will need to file a Form 12b-25 next week with respect to its Form 10-K for the year ended December 31, 2015 due on March 15, 2016. Accordingly, CWEI proposes to respond and file responses to the Staff’s comments, including proposed disclosures to be included in its pending Form 10-K, as soon as practicable within the extended filing period for Form 10-K afforded by Rule 12b-25 (which provides for the Form 10-K filing no later than March 30, 2016).

Very truly yours,

/S/ JIM PRINCE

James. M. Prince

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